UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-4694

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

(Exact name of registrant as specified in its charter)

111 S. Wacker Drive

Chicago, Illinois 60606

(312) 326-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests Under the

Moore Wallace North America, Inc. Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

* The Moore Wallace North America, Inc. Savings Plan was merged into the RR Donnelley Savings Plan effective September 1, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BENEFITS COMMITTEE OF THE MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN By: RR Donnelley Benefits Committee

/s/ Anne Pease
Name:	Anne Pease
Title:	VP, Benefits

Date:	June 29, 2009

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